FMR LLC
Mail: 82 Devonshire Street, V6D, Boston, MA 02109-3614
Office: 245 Summer Street, V6D, Boston, MA 02110

March 3, 2010

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2009 – June 30, 2010

To Whom It May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds:

London/ACE, Antares Policy No: B080113012P09 (Fixed Income & Asset Allocation Funds)
Participation: $6M part of $50M x $100M

National Casualty Co. Policy No: XMO 0900021 (Fixed Income & Asset Allocation Funds)
Participation: $10M part of $50M x $100M

Twin City Fire Insurance Co. Policy No: FI 0252157-09 (Fixed Income & Asset Allocation Funds)
Participation: $10M part of $50M x $100M

Houston Casualty Co. Policy No: 24-MG-09-A9780 (Fixed Income & Asset Allocation Funds)
Participation: $8M part of $50M x $100M

AIG Excess Liability Insurance International Ltd Policy No: 38236115 (Fixed Income & Asset Allocation Funds)
Participation: $6M part of $50M x $100M

Chubb Policy No: 81906762 (Fixed Income & Asset Allocation Funds)
Participation: $5M part of $50M x $100M

Catlin Specialty Insurance Policy No: XSP-92190-0709 (Fixed Income & Asset Allocation Funds)
Participation: $5M part of $50M x $100M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted previously and are incorporated by reference to Accession Number is 0000880195-10-000092

Sincerely,

Ann Barry
Director, Insurance & Risk Management
FMR LLC
Enc.

Fidelity INVESTMENTS

Willis

Willis of Boston Inc
3 Copley Place
Boston MA 02116
USA

Please quote our reference in all correspondence relating to this Contract:

Our Reference 13012P09

Date: 2 July 2009

Evidence of Cover

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113012P09
TYPE:	Insurance of: Excess Financial Institution Bond as further defined in the underlying primary policy issued by American International Specialty Line Insurance Company
INSURED:	Fidelity Fixed Income and Asset Allocation Funds
PRINCIPAL ADDRESS:	82 Devonshire Street, Mailstop V6D, Boston, Massachusetts 02109, United States of America
PERIOD:	From 1 July 2009 To 1 July 2010 Both Days at 12:01 local standard time at the above address of the Insured
INTEREST:	Excess Financial Institution Bond insurance
POLICY LIMITS:	USD 6,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,0000 any one loss/claim and in the aggregate for the period in excess of underlying policies for USD100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
RETENTION:	Primary Policy Retentions detailed as per AIG Binder No: N631-59-98
SITUATION:	Worldwide

CONDITIONS:

All terms and conditions as set forth in the wording, such wording being Willis Excess Financial Lines Policy Wording as attached amended by and incorporating the following:

1. NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001, as attached.
2. NMA 2975 (amended) Special Cancellation Clause 30/5/03 as attached.
3. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60 as attached.
4. NMA 1477 Radioactive Contamination Exclusion Clause – Liability – Direct (13/02/64) as attached.
5. U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business endorsement LMA 5091 21/12/2007
   amended as attached
6. Losses to be notified to Insurers via:-
   Willis Limited
   Finex – Claims Department
   51 Lime Street
   London EC3M 7DQ
   United Kingdom
7. This policy contains a Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Bond policy and Fidelity Fixed Income and Asset Allocation Professional Policy

CHOICE OF LAW AND JURISDICTION:

This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the policy wording.
Any dispute between the parties over the terms of this policy shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A.) as attached

The language used for policy interpretation shall be English as set out in the policy wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Mendes & Mount LLP
750 Seventh Avenue
New York
NY10019-6829
United States of America

PREMIUM:

USD[redacted] per annum for 100% for USD 6,000,000 order plus TRIA being USD[redacted]

PREMIUM PAYMENT TERMS:	Premium Payment Clause LSW3001 (amended) - as attached, premium payment due to Insurers on or before 1 September 2009. Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.
TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:	None
RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.
INSURER CONTRACT DOCUMENTATION:	This contract document details the contract terms entered into by the (re)insurer(s) and constitutes the contract document.

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113012P09

Item 1:	***Insured***:	Fidelity Fixed Income and Asset Allocation Funds
	Principal Address:	82 Devonshire Street, Mailstop VIID, Boston, Massachusetts 02109, United States of America
Item 2:	***Insurer(s)***:	Lloyd's Syndicates: Antares AUL 1274 and ACE AGM 2488
Item 3:	***Period of Insurance***:	1 July 2009 to 1 July 2010 Both Days at 12:01 local standard time at the Principal address shown at Item 1 above.
Item 4:	***Limit of Liability***:	USD 6,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,0000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)***:	in excess of underlying policies for USD100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary Policy Retentions detailed as per AIG Binder No: 631-59-98
Item 6:	***Premium***:	USD [redacted] per annum for 100% for USD 6,000,000 order plus TRIA USD[redacted]
	Taxes:	USD [redacted]
Item 7:	Notification(s) in accordance with clause 5 required to be addressed to:	Willis Limited, FINEX – Claims Department, 51 Lime Street, London EC3M 7DQ United Kingdom.
Item 8:	Endorsements are as attached at issue of this ***Policy***.	

Item 9: Additional premium required: Nil

Item 10: Addressees for complaints:

(a) For ***Insurers*** who are Lloyd's underwriters:

Policyholder and Market Assistance
Lloyd's Market Services
One Lime Street
London
EC3M 7HA

Telephone: +44 (0)207 327 5693
Facsimile: +44 (0)207 327 5225
Email: Complaints@Lloyds.com

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the insurers of the ***Underlying Policy(ies)***:

(i) shall have paid; or,

(ii) shall have agreed to pay; or,

(iii) shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,
where, as part of any agreement to pay loss or liability (as applicable) under an **Underlying Policy**, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the ***Insurers*** will pay ***Loss*** under this ***Policy*** as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the ***Insurers*** shall pay ***Loss*** only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the ***Loss*** of the ***Insured*** would have exceeded the ***Underlying Limit***.

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean "claim", "circumstance" or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as ***Loss*** all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of United States of America as per NMA1998 Service of Suit Clause U.S.A. as attached.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.

In the event that the ***Insured*** remains dissatisfied it may be possible for the ***Insured's*** complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service
South Quay Plaza
183 Marsh Wall
London E14 9SR
Telephone: 0845 0801800
Email: enquiries@financial-ombudsman.org.uk
Website: www.financial-ombudsman.org.uk

ENDORSEMENT No 1

This Endorsement, effective at 12.01 a.m. on 1st July 2009 forms part of Policy No. B080113012P09

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or
b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or
c) has its authority to carry on insurance business withdrawn,
d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

ENDORSEMENT No 2

This Endorsement, effective at 12.01 a.m. on 1st July 2009 forms part of Policy No. B080113012P09

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended as summarized in the disclosure notice.
In consideration of an additional premium of USD 222 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2014, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

21/12/2007
LMA5091
Form approved by Lloyd's Market Association

ENDORSEMENT No 3

This Endorsement, effective at 12.01 a.m. on 1st July 2009 forms part of Policy No. B080113012P09

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

ENDORSEMENT No 4

This Endorsement, effective at 12.01 a.m. on 1st July 2009 forms part of Policy No. B080113012P09

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by 1 September 2009 or, in respect of instalment premiums, when due).

If the premium due under this contract has not been so paid to (Re)Insurers by 1 September 2009 (and, in respect of instalment premiums, by the date they are due) (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

WILLIS ADDENDUM TO PREMIUM PAYMENT CLAUSE LSW 3001

Notice of Cancellation in writing for the purposes of the Premium Payment Clause (LSW3001) shall be notice in writing to the Group's Compliance Officer at the Willis Building, 51 Lime Street, London EC3M 7DQ, and delivered by registered post or received and acknowledged personally by the Compliance Officer. The notice will only be accepted if the risk is properly identified, and includes at least the name of the Insured, the Willis re(insurance) contract number, the class of business and any other information which will enable the risk to be clearly identified. Further, for the avoidance of doubt, a notice of cancellation sent by e-mail to the Company shall not constitute notice in writing for the purposes of the application of the Premium Payment Clause (LSW3001).

ENDORSEMENT No 5

This Endorsement, effective at 12.01 a.m. on 1st July 2009 forms part of Policy No. B080113012P09

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability (including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"hazardous properties" include radioactive, toxic or explosive properties; **"nuclear material"** means source material, special nuclear material or byproduct material; **"source material"**, **"special nuclear material"**, and **"byproduct material"** have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; **"spent fuel"** means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; **"waste"** means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; **"nuclear facility"** means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; **"nuclear reactor"** means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word **"injury"** or **"destruction"** includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

ENDORSEMENT No 6

This Endorsement, effective at 12.01 a.m. on 1st July 2009 forms part of Policy No. B080113012P09

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability -Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A., its Territories or Possessions, Puerto Rico or the Canal Zon this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed tc by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 7

This Endorsement, effective at 12.01 a.m. on 1st July 2009 forms part of Policy No. B080113012P09

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Mendes & Mount LLP, 750 Seventh Avenue, New York New York 10019-6829, United States of America and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefore, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 8

This Endorsement, effective at 12.01 a.m. on 1st July 2009 forms part of Policy No. B080113012P09

This policy contains a Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Bond Policy and Fidelity Fixed Income and Asset Allocation Funds Professional Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

2. INFORMATION

INFORMATION:	Quarter ended December 2008 Fidelity Facts 2008 Annual Report

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE
(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: 100% of 100%

BASIS OF WRITTEN LINES: Percentage of Whole

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.
However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

LINE CONDITIONS: None

National Casualty Company

A STOCK COMPANY
Home Office: Madison Wisconsin
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED BY PAYMENT OF DEFENSE COSTS.

DECLARATIONS

Item 1 Named Insured & Mailing Address FIDELITY FIXED INCOME & ASSET ALLOCATION FUND (BOND)
82 DEVONSHIRE ST MAIL ZONE V6D
BOSTON, MA 02109

Policy No.: XMO0900021
Agent No.: 31405
Renewal No.: XMO0800021

Item 2. Aggregate Limit of Liability: $ 10,000,000 PART OF $50,000,000 all **Claims**(inclusive of defense costs)

Item 3. Policy Period:
07/01/2009 to 07/01/2010 12:01 a.m. local time at **Named Insured's** Mailing Address.

Item 4. Followed Policy:
Issuing Insurer: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA
Limit of Liability: $15,000,000 Policy No.: 02-381-30-77
Deductible(s)/Retention(s): $400,000

Item 5. Schedule of Underlying Policies:

	Issuing Insurer	Policy No.	Limits of Liability	Deductible(s)/ Retention(s)
Primary Policy	SAME AS ITEM 4. ABOVE			

Underlying Excess Policies:

	Issuing Insurer	Policy No.	Limits of Liability	Attachment
1st Excess:	SEE FORM UT-358			
2nd Excess:				
3rd Excess:				
4th Excess:				
5th Excess:				
6th Excess:				
7th Excess:				
8th Excess:				

Item 6. Premium: $ [redacted] **Terrorism Premium: $** [redacted] **Total Premium: $** [redacted]

Item 7. Endorsements Effective at Inception:
SEE SCHEDULE OF FORMS AND ENDORSEMENTS

Item 8. Notices to Company:

Notice of Claims to:
NATIONAL CASUALTY COMPANY
7 WORLD TRADE CENTER SUITE 33A
NEW YORK, NY 10007

Other Notices to:
NATIONAL CASUALTY COMPANY
7 WORLD TRADE CENTER SUITE 33A
NEW YORK, NY 10007

These Declarations/Policy, together with the **Application** and any written endorsements attached thereto, shall constitute the contract between the **Insured** and the **Company**.

National Casualty Company

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XMO0900021

Effective Date: 07/01/2009
12:01 A.M., Standard Time

Named Insured FIDELITY FIXED INCOME & ASSET ALLOCATION FUND (BOND)

Agent No. 31405

EXCESS LIABILITY FORMS

UT-COVPG 7-09	Cover Page
XM-D-1 8-07	Excess Insurance Policy Declarations
UT-SP-2 12-95	Schedule Of Forms and Endorsements
XM-P-1 8-07	Excess Insurance Policy
UT-358 12-07	Schedule Of Underlying Policies
XM-56 1-08	Quota Share Endorsement
XM-58 1-08	Exhaustion/Reduction Of Underlying Limits

ADDITIONAL FORMS

UT-3g 3-92	Tie-In of Limits Endt

National Casualty Company

A Stock Insurance Company, herein called the Company

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS.

In consideration of the payment of the premium and in reliance upon the statements in the **Application,** which is made a part hereof and subject to the Declarations, terms and conditions of this Policy, the insurance company indicated in the Declarations (herein called the **Company**) and the **Insured** agree as follows:

I. INSURING AGREEMENT

The **Company** shall provide the **Insureds** with insurance coverage excess of the **Underlying Policies.** This Policy is subject to the same representations as are contained in the applications for the **Underlying Policies** and, except with respect to the premium, the limit of liability and as otherwise provided herein, the insurance coverage provided by this Policy shall apply in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy** and, to the extent coverage is further limited or restricted thereby, in any other of the **Underlying Policies.** This Policy shall not grant broader coverage than the most restrictive of the **Underlying Policies.**

II. DEFINITIONS

A. **Application** means all signed applications and any information submitted therewith for this Policy.

B. **Claim** has the same meaning in this Policy as in the **Followed Policy.**

C. **Insured** means any persons or entities entitled to coverage under the **Followed Policy.**

D. **Named Insured** means the entity named in Item 1. of the Declarations.

E. **Policy Period** means the period from the effective date to the expiration date of this Policy as set forth in Item 3. of the Declarations, or any earlier termination date.

F. **Followed Policy** means the policy, as constituted at its inception, named in Item 4. of the Declarations.

G. **Underlying Policies** mean all policies, as constituted at their inception, listed in Item 5. of the Declarations.

H. **Underlying Limits** means an amount equal to the total of all aggregate limits of liability for all **Underlying Policies,** plus the uninsured retention or deductible applicable to the primary policy named in Item 5. of the Declarations.

III. LIMIT OF LIABILITY

The amount stated in Item 2. of the Declarations shall be the maximum amount payable by the **Company** under this Policy with respect to all **Claims** first made during the **Policy Period.**

IV. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. In the event the **Underlying Limits** are partially reduced by reason of actual payment by the insurers of the **Underlying Policies,** then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

B. In the event the **Underlying Limits** are wholly exhausted by reason of actual payment by the insurers of the **Underlying Policies** (and the **Insured** has paid the full amount of any applicable deductible or uninsured retention under the **Followed Policy**), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance;

provided always that this Policy shall only pay excess of such applicable deductible or retention, which shall be applied to any subsequent **Claim** in the same manner as specified in the **Followed Policy.**

C. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Policies** by reason of actual payment by the insurers of the **Underlying Limits** as described above and shall not drop down for any other reason, including but not limited to existence of any sub-limit in any **Underlying Policy** or the uncollectibility (in whole or in part) of any of the **Underlying Limits;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Company** does not in any way insure or assume such risk.

V. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, the **Insureds** agree to maintain the **Underlying Policies** in full effect with solvent insurers during the **Policy Period** except for any reduction or exhaustion of the **Underlying Limits** by reason of actual payments thereunder. If the **Underlying Policies** are not so maintained, the **Company** shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policies** been maintained.

B. As a condition precedent to this Policy's coverage, the **Insureds** shall notify the **Company** in writing of any of the following events as soon as practicable thereafter, with full particulars:

(1) the reduction or exhaustion of any of the **Underlying Limits;**

(2) the cancellation or termination of, or failure to maintain in full effect, any of the **Underlying Policies;**

(3) any change to any of the **Underlying Policies;** or

(4) the insurer of any of the **Underlying Policies** becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

C. If during the **Policy Period** or any discovery or extended reporting period, any terms of any of the **Underlying Policies** are changed in any manner, this Policy shall not be subject to such change unless the **Company** consents to such change by written endorsement to this Policy. Unless the **Company** so consents to such change, the **Company** shall not be liable to a greater extent than it would have been absent such change to any of the **Underlying Policies.**

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No.: XMO0900021

Effective Date: 07/01/2009
12:01 A.M. Standard Time

Named Insured: FIDELITY FIXED INCOME & ASSET ALLOCATION FUND (BOND)

Agent No.: 31405

Issuing Insurer	Policy Number	Limits of Liability	Attachment
1ST EXCESS: ACE AMERICAN INSURANCE COMPANY	DOX G21661612 004	$10,000,000	$15,000,000
2ND EXCESS: EVEREST INDEMNITY INSURANCE COMPANY	FL5FD00012	$10,000,000	$25,000,000
3RD EXCESS: ICI MUTUAL INSURANCE COMPANY	87153309B	$15,000,000	$35,000,000
4TH EXCESS: ENDURANCE SPECIALTY INSURANCE, LTD.	P006738004	$15,000,000	$50,000,000
5TH EXCESS: ST. PAUL MERCURY INSURANCE COMPANY	469PB0915	$10,000,000	$65,000,000
6TH EXCESS: CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000	$75,000,000
7TH EXCESS: ARCH INSURANCE COMPANY	00 DOX0112 00 04 03	$ 5,000,000 PART OF $15,000	$85,000,000
ACE AMERICAN INSURANCE COMPANY	DOX G24580118 001	$ 5,000,000 PART OF $15,000	$85,000,000
AXIS INSURANCE COMPANY	MBN 727586/01/2009	$ 5,000,000 PART OF $15,000	$85,000,000

UT-358 (12-07)

National Casualty Company

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMO0900021	07/01/2009	FIDELITY FIXED INCOME & ASSET ALLOCATION FUND (BOND)	31405

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS POLICY - EXHAUSTION/REDUCTION OF UNDERLYING LIMITS

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS,** Section **C.** is deleted in its entirety and replaced with the following:

C. This Policy shall only pay covered loss in the event of the reduction or exhaustion of the **Underlying Policies** by reason of actual payment by the insurers of the **Underlying Limits** for covered loss; provided, however, if the **Insured** shall pay any covered loss, then the **Company** agrees to recognize that the **Underlying Limits** are reduced or exhausted to the extent of such payments by the **Insured.** In no way shall such payment by the **Insured** constitute a waiver of any terms, conditions or exclusions of the **Underlying Policies** or this Policy. This Policy shall not drop down for any other reason, including but not limited to the existence of any sublimit in any **Underlying Policy** or the uncollectibility (in whole or in part) of any of the **Underlying Limits;** provided, however, this policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sublimit.

The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Company** does not in any way insure or assume such risk.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

National Casualty Company

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMO0900021	07/01/2009	FIDELITY FIXED INCOME & ASSET ALLOCATION FUND (BOND)	31405

EXCESS POLICY - QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $ 50,000 **Limit of Liability** excess of the **Underlying Limits** and consists of the following:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
NATIONAL CASUALTY COMPANY	XMO0900021	$10,000,000	20%
FEDERAL INSURANCE COMPANY	81906762	$ 5,000,000	10%
TWIN CITY FIRE INSURANCE COMPANY	FI 0252157-09	$10,000,000	20%
CATLIN SPECIALTY INSURANCE COMPANY	XSP-92190-0709	$ 5,000,000	10%
HOUSTON CASUALTY COMPANY	24-MG-09-A9780	$ 8,000,000	16%
LLOYD'S OF LONDON	B80113013P09	$ 6,000,000	12%
AIG EXCESS LIABILITY INSURANCE INTERNATIONAL LIMITED	38236115	$ 6,000,000	12%

2. Each Participating Insurer shall be liable only for its own percentage of each covered loss, subject to its own **Limit of Liability**.
3. Each Participating Insurer shall:
   - A. receive notice of any claim submitted for coverage under the Program;
   - B. make its own determination of whether loss is covered under the Program; and
   - C. elect whether to participate in the investigation, settlement or defense of any claim.
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Company** does not in any way insure or assume such risk.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

2. Each Participating Insurer shall be liable only for its own percentage of each covered loss, subject to its own **Limit of Liability.**

3. Each Participating Insurer shall:

   A. receive notice of any claim submitted for coverage under the Program;

   B. make its own determination of whether loss is covered under the Program; and

   C. elect whether to participate in the investigation, settlement or defense of any claim.

4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Company** does not in any way insure or assume such risk.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

National Casualty Company

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMO0900021	07-01-09	FIDELITY FIXED INCOME & ASSET ALLOCATION FUND (BOND)	31405

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS POLICY – TIE-IN OF LIMITS ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined Limit of Liability of $ 10,000,000 for all **Claims** under this Policy and all claims under policy number XMO0900023 issued by the **Company** to All Fidelity Funds, including any policy that renews or replaces or succeeds in time either policy, which combined Limit of Liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

_____________________________ / _______________

AUTHORIZED REPRESENTATIVE DATE

UT-3g (3-92)

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

STATE SPECIFIC PROVISIONS

Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Colorado	It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claiming with regard to a settlement or award payable for insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.
District of Columbia	WARNING: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurance company files a statement of claim containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Hawaii	For your protection, Hawaii law requires you to be informed that presenting a fraudulent claim for payment of a loss or benefit is a crime punishable by fines or imprisonment, or both.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly and willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly and willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

NOTICE TO POLICYHOLDERS

New Mexico

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to civil fines and criminal penalties.

New York

All commercial insurance forms, except as provided for automobile insurance: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.

Automobile insurance forms
Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation.

Fire Insurance: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any wilful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.

Ohio

Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.

Oklahoma

WARNING: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.

Oregon

Any person who, with INTENT TO DEFRAUD or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement MAY BE guilty of insurance fraud."

Pennsylvania

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Auto: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.

NOTICE TO POLICYHOLDERS

Puerto Rico	Any person who knowingly and with the intention to defraud includes false information in an application for insurance or file, assist or abet in the filing of a fraudulent claim to obtain payment of a loss or other benefit, or files more than one claim for the same loss or damage, commits a felony and if found guilty shall be punished for each violation with a fine of no less than five thousands dollars ($5,000), not to exceed ten thousands dollars ($10,000); or imprisoned for a fixed term of three (3) years, or both. If aggravating circumstances exist, the fixed jail term may be increased to a maximum of five (5) years; and if mitigating circumstances are present, the jail term may be reduced to a minimum of two (2) years.
Rhode Island	**Property Insurance, Real Or Personal:** The insurance application form shall indicate the existence of a criminal penalty for failure to disclose a conviction of arson.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

Catlin insurance group [the "Companies"], believes personal information that we collect about our customers, potential customers, and proposed insureds [referred to collectively in this Privacy Policy as "customers"] must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ["GLBA"], we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information [unless prohibited by law], and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for [a] determining eligibility for the product or service sought by the customer, [b] administering the product or service obtained, and [c] advising the customer about our products and services. The information we collect generally comes from the following sources:

Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;

Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

NOTICE TO POLICYHOLDERS

Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;

Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and

Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information [piloting, skydiving, etc.] solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

NOTICE TO POLICYHOLDERS

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

Your independent insurance agent or broker;

An independent claim adjuster or investigator, or an attorney or expert involved in the claim;

Persons or organizations that conduct scientific studies, including actuaries and accountants;

An insurance support organization;

Another insurer if to prevent fraud or to properly underwrite a risk;

A state insurance department or other governmental agency, if required by federal, state or local laws; or

Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning the possible impact on your insurance coverage provided under your policy due to directives issued by OFAC. Please read this Policyholder Notice carefully.

OFAC administers and enforces economic and trade sanctions based on US foreign policy and national security goals based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

Foreign agents
Front organizations
Terrorists
Terrorist organizations
Narcotics traffickers

as "Specially Designated Nationals and Blocked Persons." This list can be found on the United States Treasury's web site – http://www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated US sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments may also apply.

THE HARTFORD
UNIVERSAL EXCESS™ POLICY

THE HARTFORD

Policy Number 00 FI 0252157-09

TWIN CITY FIRE INSURANCE CO.
INDIANAPOLIS, IN 46268-0930
a stock insurance company, herein called the Insurer

Agency Code, Name & Address
80008
WILLIS OF NEW YORK INC
ONE WORLD FINANCIAL CENTER
200 LIBERTY STREET - 6TH FL
NEW YORK, NY 10281

NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM D.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. THIS POLICY DOES NOT PROVIDE FOR THE UNDERWRITERS TO DEFEND THE INSURED, AND ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

ITEM A. Name of Insured: (hereinafter called the "Insured")

FIDELITY FIXED INCOME AND

Address of Insured: 82 DEVONSHIRE STREET
MAIL ZONE V6D
BOSTON, MA 02109

ITEM B. Policy Period: From 12:01 a.m. on 7/01/09 To 12:01 a.m. on 7/01/10
(Standard Time at the address stated in Item A)

ITEM C. LIMIT OF LIABILITY: SEE FORM # UE00H08100 Aggregate each Policy Period, including claim expense.

ITEM D. SCHEDULE OF UNDERLYING INSURANCE:

(1) Primary Policy: SEE FORM # UE00H08100

Company: SEE FORM # UE00H08100

Policy Number:

Limit of Liability:

(2) Underlying Excess Policy(ies): SEE FORM # UE00H08100

ITEM E. ENDORSEMENTS EFFECTIVE AT INCEPTION: SEE FORM GU207 (SCHEDULE OF ENDORSEMENTS)

ITEM F. TERMINATION OF PRIOR POLICY(IES): 00 FI 0252157-08

ITEM G. DISCOVERY CLAUSE:

(1) Additional Premium: PER PRIMARY POLICY

(2) Additional Period: PER PRIMARY POLICY

ITEM H. POLICY PERIOD PREMIUM: [redacted]

Authorized Representative

Date 01/27/10

UE 00 H001 00 1004

GU 207
(6-78)

ENDORSEMENT

This endorsement, effective on 7/01/09 at 12:01 A.M. standard time, forms a part of

Policy No. 00 FI 0252157-09 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY FIXED INCOME AND

David Zwiener, President

SCHEDULE OF FORMS AND ENDORSEMENTS

	RN00N02600	05/93	IN WITNESS PAGE
1	UE00H08100	07/06	EXCESS FIDELITY AMEND DECLARATIONS ENDORSEMENT
2	HG00H00901	07/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UE00H04300	10/04	EXCESS ABSOLUTE TIE-IN ENDORSEMENT
4	UE00H06600	12/04	EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT
5	UE00H07600	12/05	EXCESS FIDELITY ENDORSEMENT WHEN PRIMARY POLICY IS AGGREGATE LIMIT POLICY
6	UE00H07900	03/06	UNIVERSAL EXCESS OVER CRIME COVERAGE ONLY ENDORSEMENT
7	UE00H08201	12/06	EXHAUSTION OF UNDERLYING INSURANCE
8	UE00H08400	10/06	UNIVERSAL EXCESS FIDELITY EQUIVALENT TERM ENDORSEMENT
	HR00H09300	02/07	PRODUCER COMPENSATION NOTICE

Rev. Ed. Date (04/02)
GU 207 (6-78)

The Hartford

UNIVERSAL EXCESS™ POLICY

I. INSURING AGREEMENT

The Insurer designated in the Declarations (a Stock Insurance Company herein called the "Underwriters"), in consideration of the payment of the premium and in reliance upon any application, materials or information made available by or on behalf of the Insured(s) to the Underwriters during the application or proposal process, and subject to all of the terms, conditions and exclusions of this policy, agrees with the Insured(s) as follows:

The Underwriters shall provide the Insured(s) with insurance during the Policy Period which is in excess of the total limits of liability and any retention/deductible under all Underlying Insurance, as set forth in Item D of the Declarations, whether collectible or not.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the "Underlying Insurance") or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

B. In the event of the reduction or exhaustion of the aggregate limits of liability under the Primary and Underlying Excess Policy(ies) by reason of losses paid thereunder for claims first made while this policy is in force, this policy shall:

(1) in the event of such reduction, continue in force excess of the reduced Primary and Underlying Insurance; or

(2) in the event of exhaustion, continue in force as primary insurance, subject to the Underwriters' Limit of Liability and to the other terms, conditions and exclusions of this policy,

provided always that in the latter event this policy shall only pay excess of the retention/deductible applicable to such primary insurance as set forth in the Primary Policy, which shall be applied to any subsequent loss in the same manner specified in such primary insurance. Notice of exhaustion of Underlying Insurance shall be given the Underwriters upon such exhaustion. Nothing herein shall be construed to provide for any duty on the part of the Underwriters to defend any Insured or to pay defense or any claim expenses in addition to the Limit of Liability set forth in Item C of the Declarations.

C. If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability. However, any such claim shall be recognized under this policy solely for purposes of reducing or exhausting, to any extent, the Underlying Insurance.

III. PRIMARY AND UNDERLYING INSURANCE

A. This policy is subject to the same warranties, terms, conditions, definitions, exclusions and endorsements (except as regards the premium, the amount and limits of liability, and duty to defend, and except as otherwise provided herein) as are contained in or as may be added to the Primary Policy, together with all the warranties, terms, conditions, exclusions and limitations contained in or added by endorsement to any Underlying Excess Policy(ies). In no event shall this policy grant broader coverage than is provided by the most restrictive Primary or Underlying Excess Policy(ies).

B. It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force except for any reduction of the aggregate limits contained therein (as provided for in Section II., B. above).

C. Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith. To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

IV. COSTS, CHARGES, EXPENSES AND COOPERATION

A. No costs, charges or expenses for investigation or defense of claims shall be incurred, or settlements made, without the Underwriters' written consent, such consent not to be unreasonably withheld; however, in the event of such consent being given, the Underwriters will pay, subject to the provisions of Section II., such costs, settlements, charges or expenses.

B. The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any claim even if the Underlying Insurance has not been exhausted. The Insured(s) shall, as a condition precedent to their rights under this policy, give to the Underwriters all information and cooperation as the Underwriters may reasonably require and shall do nothing that may prejudice the Underwriters' position or its potential or actual rights of recovery.

V. GENERAL CONDITIONS

A. Definitions

1. Insured(s) means those individuals and/or entities insured under the Underlying Insurance.

2. Primary Policy means the policy scheduled in Item D(1) of the Declarations.

3. Underlying Excess Policy(ies) means the policy(ies) scheduled in Item D(2) of the Declarations.

4. Underlying Insurance means all those policies scheduled in Item D of the Declarations.

5. Policy Period means the period set forth in Item B of the Declarations, subject to prior cancellation pursuant to Section V. C.

B. Discovery Clause

If the Insured(s) elect and are granted a discovery period or extended reporting period under the Underlying Insurance, then the Insured(s) shall have the same ability to elect a discovery period or extended reporting period under this policy by: (i) satisfying the conditions as set forth in the Underlying Insurance; and (ii) paying the additional premium set forth in Item G(1) of the Declarations. If elected, the discovery period or extended reporting period shall be for the period of time set forth in Item G(2) of the Declarations.

C. Cancellation Clause

The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. The Underwriter may not otherwise cancel this policy. This policy may be cancelled by the Insured(s) in accordance with the conditions of the Underlying Insurance. If the policy shall be cancelled by the Insured(s), the Underwriters shall retain the customary short rate proportion of the premium hereon.

D. Termination of Prior Policy(ies)

The taking effect of this policy shall terminate, if not already terminated, the policy(ies) specified in Item F of the Declarations.

E. Notice

The Underwriters shall be given notice in writing as soon as practicable: (a) in the event of the cancellation or non-renewal of any Underlying Insurance; and (b) of any additional or return premiums charged or paid in connection with any Underlying Insurance.

Any changes in coverage in the Underlying Insurance or any changes in the Insured(s) that would require notice under the Underlying Insurance shall be reported to the Underwriters as soon as practicable and the Insured(s) shall, upon request, furnish the Underwriters with copies of such changes. The Underwriters shall not be subject to such changes without the Underwriter's consent, such consent not to be unreasonably withheld.

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at 2 Park Ave, 5th Floor, New York, NY 10016, ATTN: Hartford Financial Products Claims Division [Fax # (917) 464-5972], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY
HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Donald C. Hunt, Secretary

Juan Andrade, President & COO

RN 00 N026 00 0593
ILBP 83 01 05 89 RN
00 FI 0252157-09 7/01/09

GU 207
(6-78)

ENDORSEMENT 1

his endorsement, effective 12:01 am, **8/01/09** **forms part**
of policy number 00 FI 0252157-09

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY AMEND DECLARATIONS ENDORSEMENT (AGGREGATE LIMITS OF LIABILITY)

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that the **DECLARATIONS** is amended as follows:

NOTICE is deleted and replaced with the following:

NOTICE: **THE COMPANY AGREES WITH THE INSURED NAMED BELOW THAT THE COVERAGE AFFORDED BY THIS POLICY SHALL FOLLOW ALL OF THE TERMS AND CONDITIONS OF THE PRIMARY COVERAGE LISTED IN THE SCHEDULE OF UNDERLYING INSURANCE SET FORTH IN ITEM D. BELOW SUBJECT, HOWEVER, TO THE SPECIAL CONDITIONS APPLICABLE TO THIS POLICY AND ANY ENDORSEMENTS ATTACHED HERETO.**

ITEM C. LIMIT OF LIABILITY is deleted and replaced with the following:

ITEM C. LIMIT OF LIABILITY:

Coverage	Description	Limit of Liability
Insuring Agreement A	Fidelity	$10,000,000 p/o $50,000,000
Insuring Agreement B	On Premises	$10,000,000 p/o $50,000,000
Insuring Agreement C	In Transit	$10,000,000 p/o $50,000,000
Insuring Agreement D	Forgery or Alteration	$10,000,000 p/o $50,000,000
Insuring Agreement E	Securities	$10,000,000 p/o $50,000,000
Insuring Agreement F	Counterfeit Money	$10,000,000 p/o $50,000,000
Insuring Agreement G	Uncollectible Items of Deposit	Not Covered
Insuring Agreement H	Audit Expense	Not Covered
Insuring Agreement I	Computer Systems	$10,000,000 p/o $50,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 p/o $50,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 p/o $50,000,000
	Stop Payment	Not Covered
	Unauthorized Signatures	Not Covered
	Claims Expense	Not Covered
	Facsimile Signature	$10,000,000 p/o $50,000,000
	Automated Phone System	$10,000,000 p/o $50,000,000
	Destruction of Data or Programs by Hacker	$10,000,000 p/o $50,000,000
	Destruction of Data of Programs by Virus	$10,000,000 p/o $50,000,000

GU 207
(6-78)

ENDORSEMENT 1

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000 p/o $50,000,000.

The Company's Limit of Liability for each Coverage for which an amount is inserted above shall be in excess of all Underlying Insurance shown in the Schedule of Underlying Insurance below plus any Deductible Amount shown as applicable to the Primary Coverage.

ITEM D. SCHEDULE OF UNDERLYING INSURANCE is deleted and replaced with the following:

ITEM D. SCHEDULE OF UNDERLYING INSURANCE

Primary Coverage Carrier: American International Specialty Lines Insurance Company
Policy No.: 02-381-30-35

Coverage	Description	Limit of Liability	Deductible
Insuring Agreement A	Fidelity	$15,000,000	$400,000
Insuring Agreement B	On Premises	$15,000,000	$400,000
Insuring Agreement C	In Transit	$15,000,000	$400,000
Insuring Agreement D	Forgery or Alteration	$15,000,000	$400,000
Insuring Agreement E	Securities	$15,000,000	$400,000
Insuring Agreement F	Counterfeit Money	$15,000,000	$400,000
Insuring Agreement G	Uncollectible Items of Deposit	$5,000,000	$2,500
Insuring Agreement H	Audit Expense	$100,000	$2,500
Insuring Agreement I	Computer Systems	$15,000,000	$400,000
Insuring Agreement J	Customer Voice Initiated Transfers	$15,000,000	$400,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$15,000,000	$400,000
	Stop Payment	$100,000	$2,500
	Unauthorized Signatures	$3,000,000	$25,000
	Claims Expense	$100,000	$25,000
	Facsimile Signature	$15,000,000	$400,000
	Automated Phone System	$15,000,000	$400,000
	Destruction of Data or Programs by Hacker	$15,000,000	$400,000
	Destruction of Data of Programs by Virus	$15,000,000	$400,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.

Other Underlying Coverage ☐ None ☒ See Schedule Below

Excess Layer Carrier: Ace American Insurance Company
Policy No.: DOX G23656280 002

Coverage	Description	Limit of Liability	Deductible
Insuring Agreement A	Fidelity	$10,000,000	$400,000
Insuring Agreement B	On Premises	$10,000,000	$400,000
Insuring Agreement C	In Transit	$10,000,000	$400,000

ENDORSEMENT 1

Insuring Agreement D	Forgery or Alteration	$10,000,000	$400,000
Insuring Agreement E	Securities	$10,000,000	$400,000
Insuring Agreement F	Counterfeit Money	$10,000,000	$400,000
Insuring Agreement G	Uncollectible Items of Deposit	Not Covered	$2,500
Insuring Agreement H	Audit Expense	Not Covered	$2,500
Insuring Agreement I	Computer Systems	$10,000,000	$400,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000	$400,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000	$400,000
	Stop Payment	Not Covered	$2,500
	Unauthorized Signatures	Not Covered	$25,000
	Claims Expense	Not Covered	$25,000
	Facsimile Signature	$10,000,000	$400,000
	Automated Phone System	$10,000,000	$400,000
	Destruction of Data or Programs by Hacker	$10,000,000	$400,000
	Destruction of Data of Programs by Virus	$10,000,000	$400,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.

Excess Layer — Carrier: Everest Indemnity Insurance Company
Policy No.: FL5EE00035

Coverage	Description	Limit of Liability	Deductible
Insuring Agreement A	Fidelity	$10,000,000	$400,000
Insuring Agreement B	On Premises	$10,000,000	$400,000
Insuring Agreement C	In Transit	$10,000,000	$400,000
Insuring Agreement D	Forgery or Alteration	$10,000,000	$400,000
Insuring Agreement E	Securities	$10,000,000	$400,000
Insuring Agreement F	Counterfeit Money	$10,000,000	$400,000
Insuring Agreement G	Uncollectible Items of Deposit	Not Covered	$2,500
Insuring Agreement H	Audit Expense	Not Covered	$2,500
Insuring Agreement I	Computer Systems	$10,000,000	$400,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000	$400,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000	$400,000
	Stop Payment	Not Covered	$2,500
	Unauthorized Signatures	Not Covered	$25,000
	Claims Expense	Not Covered	$25,000
	Facsimile Signature	$10,000,000	$400,000
	Automated Phone System	$10,000,000	$400,000
	Destruction of Data or Programs by Hacker	$10,000,000	$400,000
	Destruction of Data of Programs by Virus	$10,000,000	$400,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

GU 207
(6-78)

ENDORSEMENT 1

Excess Layer Carrier: ICI Mutual
Policy No.: 87153109D

Coverage	Description	Limit of Liability	Deductible
Insuring Agreement A	Fidelity	$15,000,000	$400,000
Insuring Agreement B	On Premises	$15,000,000	$400,000
Insuring Agreement C	In Transit	$15,000,000	$400,000
Insuring Agreement D	Forgery or Alteration	$15,000,000	$400,000
Insuring Agreement E	Securities	$15,000,000	$400,000
Insuring Agreement F	Counterfeit Money	$15,000,000	$400,000
Insuring Agreement G	Uncollectible Items of Deposit	Not Covered	$2,500
Insuring Agreement H	Audit Expense	Not Covered	$2,500
Insuring Agreement I	Computer Systems	$15,000,000	$400,000
Insuring Agreement J	Customer Voice Initiated Transfers	$15,000,000	$400,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$15,000,000	$400,000
	Stop Payment	Not Covered	$2,500
	Unauthorized Signatures	Not Covered	$25,000
	Claims Expense	Not Covered	$25,000
	Facsimile Signature	$15,000,000	$400,000
	Automated Phone System	$15,000,000	$400,000
	Destruction of Data or Programs by Hacker	$15,000,000	$400,000
	Destruction of Data of Programs by Virus	$15,000,000	$400,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer Carrier: Endurance Specialty Insurance Ltd.
Policy No.: P008816002

Coverage	Description	Limit of Liability	Deductible
Insuring Agreement A	Fidelity	$15,000,000	$400,000
Insuring Agreement B	On Premises	$15,000,000	$400,000
Insuring Agreement C	In Transit	$15,000,000	$400,000
Insuring Agreement D	Forgery or Alteration	$15,000,000	$400,000
Insuring Agreement E	Securities	$15,000,000	$400,000
Insuring Agreement F	Counterfeit Money	$15,000,000	$400,000
Insuring Agreement G	Uncollectible Items of Deposit	Not Covered	$2,500
Insuring Agreement H	Audit Expense	Not Covered	$2,500
Insuring Agreement I	Computer Systems	$15,000,000	$400,000
Insuring Agreement J	Customer Voice Initiated Transfers	$15,000,000	$400,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$15,000,000	$400,000
	Stop Payment	Not Covered	$2,500
	Unauthorized Signatures	Not Covered	$25,000
	Claims Expense	Not Covered	$25,000
	Facsimile Signature	$15,000,000	$400,000
	Automated Phone System	$15,000,000	$400,000
	Destruction of Data or Programs by Hacker	$15,000,000	$400,000
	Destruction of Data of Programs by Virus	$15,000,000	$400,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

ENDORSEMENT 1

Excess Layer Carrier: St. Paul Fire & Marine Insurance Company
Policy No.: EC06901146

Coverage	Description	Limit of Liability	Deductible
Insuring Agreement A	Fidelity	$10,000,000	$400,000
Insuring Agreement B	On Premises	$10,000,000	$400,000
Insuring Agreement C	In Transit	$10,000,000	$400,000
Insuring Agreement D	Forgery or Alteration	$10,000,000	$400,000
Insuring Agreement E	Securities	$10,000,000	$400,000
Insuring Agreement F	Counterfeit Money	$10,000,000	$400,000
Insuring Agreement G	Uncollectible Items of Deposit	Not Covered	$2,500
Insuring Agreement H	Audit Expense	Not Covered	$2,500
Insuring Agreement I	Computer Systems	$10,000,000	$400,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000	$400,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000	$400,000
	Stop Payment	Not Covered	$2,500
	Unauthorized Signatures	Not Covered	$25,000
	Claims Expense	Not Covered	$25,000
	Facsimile Signature	$10,000,000	$400,000
	Automated Phone System	$10,000,000	$400,000
	Destruction of Data or Programs by Hacker	$10,000,000	$400,000
	Destruction of Data of Programs by Virus	$1,000,000	$400,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.

Excess Layer Carrier: Continental Insurance Company
Policy No.: 287273571

Coverage	Description	Limit of Liability	Deductible
Insuring Agreement A	Fidelity	$10,000,000	$400,000
Insuring Agreement B	On Premises	$10,000,000	$400,000
Insuring Agreement C	In Transit	$10,000,000	$400,000
Insuring Agreement D	Forgery or Alteration	$10,000,000	$400,000
Insuring Agreement E	Securities	$10,000,000	$400,000
Insuring Agreement F	Counterfeit Money	$10,000,000	$400,000
Insuring Agreement G	Uncollectible Items of Deposit	Not Covered	$2,500
Insuring Agreement H	Audit Expense	Not Covered	$2,500
Insuring Agreement I	Computer Systems	$10,000,000	$400,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000	$400,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000	$400,000
	Stop Payment	Not Covered	$2,500
	Unauthorized Signatures	Not Covered	$25,000
	Claims Expense	Not Covered	$25,000
	Facsimile Signature	$10,000,000	$400,000
	Automated Phone System	$10,000,000	$400,000
	Destruction of Data or Programs by Hacker	$10,000,000	$400,000
	Destruction of Data of Programs by Virus	$10,000,000	$400,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

GU 207
(6-78)

ENDORSEMENT 1

Excess Layer Carrier: Axis Insurance Company
Policy No.: MBN 741646/01/2009

Coverage	Description	Limit of Liability	Deductible
Insuring Agreement A	Fidelity	$10,000,000	$400,000
Insuring Agreement B	On Premises	$10,000,000	$400,000
Insuring Agreement C	In Transit	$10,000,000	$400,000
Insuring Agreement D	Forgery or Alteration	$10,000,000	$400,000
Insuring Agreement E	Securities	$10,000,000	$400,000
Insuring Agreement F	Counterfeit Money	$10,000,000	$400,000
Insuring Agreement G	Uncollectible Items of Deposit	Not Covered	$2,500
Insuring Agreement H	Audit Expense	Not Covered	$2,500
Insuring Agreement I	Computer Systems	$10,000,000	$400,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000	$400,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000	$400,000
	Stop Payment	Not Covered	$2,500
	Unauthorized Signatures	Not Covered	$25,000
	Claims Expense	Not Covered	$25,000
	Facsimile Signature	$10,000,000	$400,000
	Automated Phone System	$10,000,000	$400,000
	Destruction of Data or Programs by Hacker	$10,000,000	$400,000
	Destruction of Data of Programs by Virus	$10,000,000	$400,000

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

ITEM F. TERMINATION OF PRIOR POLICY(IES):

The Insured by the acceptance of the Policy gives notice to the Company terminating or canceling prior bond(s) or policy(ies) No.(s) 00 FI 0252157-08 such termination or cancellation to be effective as of the time this Policy becomes effective.

ITEM G. DISCOVERY CLAUSE is deleted in its entirety.

All other terms and conditions remain unchanged.

David Zwiener, President

1/21/2010
Date

Rev. Ed. Date (04/02)
GU 207 (6-78)

ENDORSEMENT NO: 2

forms part

This endorsement, effective 12:01 am, 7/01/09
of policy number 00 FI 0252157-09

issued to: FIDELITY FIXED INCOME AND

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. **Notice of Claim or Wrongful Act**

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail:
The Hartford
Claims Department
Hartford Financial Products
2 Park Avenue, 5th Floor
New York, New York 10016

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (212) 277-0945

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail:
The Hartford
Claims Department
Hartford Financial Products
2 Park Avenue, 5th Floor
New York, New York 10016

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (212) 277-0945

II. **All Other Notices**

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Compliance Department
Hartford Financial Products
2 Park Avenue, 5th Floor
New York, New York 10016

ENDORSEMENT NO: 2

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Compliance Department
Hartford Financial Products
2 Park Avenue, 5th Floor
New York, New York 10016

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am, 7/01/09 **forms part of policy number** 00 FI 0252157-09

issued to: FIDELITY FIXED INCOME AND

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

Notwithstanding the amount specified in ITEM C. LIMIT OF LIABILITY of the Declarations, it is agreed that the maximum combined Limit of Liability for this policy 00 FI 0252157-09 and policy No. 00 FI 0252161-09 shall be $10,000,000.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 4

This endorsement, effective 12:01 am, 7/01/09 **forms part of policy number** 00 FI 0252157-09

issued to: FIDELITY FIXED INCOME AND

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

1. This policy is part of a quota share participation arrangement between the Participating Insurance Company(ies) and the Insured (the "Program") which provides a $50,000,000 Limit of Liability excess of the Underlying Insurance and consists of the following:

Participating Insurer	Participating Insurance Policy No.	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
TWIN CITY FIRE INSURANCE COMPANY	00 FI 0252157-09	10,000,000	20%
LONDON UNDERWRITERS	B080113012P09	6,000,000	12%
NATIONAL CASUALTY COMPANY	XMO 0900021	10,000,000	20%
HOUSTON CASUALTY COMPAY	24-MG-09-A9780	8,000,000	16%
AIG CAT EXCESS	38236115	6,000,000	12%
CHUBB	81906762	5,000,000	10%
CATLIN	XSP-92190-0709	5,000,000	10%

2. Each Participating Insurance Company shall be liable only for its own percentage of each covered loss, subject to its own limit of liability.

3. Each Participating Insurance Company shall:

   A. receive notice of any claim submitted for coverage under the Program;

   B. make its own determination of whether loss is covered under the Program; and

   C. elect whether to participate in the investigation, settlement or defense of any claim.

4. The liability of each Participating Insurance Company shall be several and not joint. The failure, refusal or inability of any Participating Insurance Company to pay covered loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurance Company.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 5

This endorsement, effective 12:01 am, 7/01/09 **forms part of policy number** 00 FI 0252157-09

issued to: FIDELITY FIXED INCOME AND

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY ENDORSEMENT WHEN PRIMARY POLICY IS AGGREGATE LIMIT POLICY

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that **II. LIMIT OF LIABILITY** is amended by adding the following:

Excess coverage shall only apply to those Insuring Clauses noted on the Declarations.

It is agreed that **IV. COSTS, CHARGES, EXPENSES AND COOPERATION** is deleted in its entirety:

It is agreed that **V. GENERAL CONDITIONS B.** is deleted.

It is agreed that **V. GENERAL CONDITIONS C.** is deleted and replaced with the following:

C. The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. In the event of cancellation, termination or non-renewal of the Primary Policy, this Policy shall be deemed to be canceled as of the effective date of cancellation, termination or non-renewal of such Primary Policy.

It is agreed that the last paragraph of **V. GENERAL CONDITIONS E.** is deleted and replaced with the following:

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at: Hartford Financial Products Bond Claims Division, T-4, 690 Asylum Avenue, Hartford, CT 06115 [Fax # (860) 757-5835 or (860) 547-8265], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 6

This endorsement, effective 12:01 am, 7/01/09 **forms part of policy number** 00 FI 0252157-09

issued to: FIDELITY FIXED INCOME AND

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNIVERSAL EXCESS OVER CRIME COVERAGE ONLY ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that wherever the term Limits of Liability appears in this policy, it shall have the same meaning as Limits of Insurance.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 7

This endorsement, effective 12:01 am, 7/01/09 **forms part of policy number** 00 FI 0252157-09

issued to: FIDELITY FIXED INCOME AND

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXHAUSTION OF UNDERLYING INSURANCE

This endorsement modifies insurance provided under:

UNIVERSAL EXCESS POLICY

Section **II. LIMIT OF LIABILITY**, A., is deleted and replaced by the following:

A. It is expressly agreed that liability for any covered Loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers or the Insured shall have paid the full amount of their respective liability for such covered Loss. If the Insured shall pay, in the applicable legal currency, any such covered Loss, then the Underwriters shall recognize such payment for the depletion of the respective limits of liability of the Underlying Insurance. In no way shall such payment by the Insured constitute a waiver of any terms, conditions or exclusions of the Underlying Insurance or this policy. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 8

This endorsement, effective 12:01 am, 7/01/09 **forms part of policy number** 00 FI 0252157-09

issued to: FIDELITY FIXED INCOME AND

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNIVERSAL EXCESS FIDELITY EQUIVALENT TERM ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that wherever the term Policy appears in this policy, it shall have the same meaning as Bond.

It is also agreed that wherever the term Endorsement appears in this policy, it shall have the same meaning as Rider.

All other terms and conditions remain unchanged.

David Zwiener, President

HOUSTON CASUALTY COMPANY
Houston, Texas

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MG-09-A9780 RENEWAL OF: 24-MG-08-A9262

ITEM 1. **INSURED:** Fidelity Fixed Income and Asset Allocation Funds
82 Devonshire Street, F3D
Boston, MA 02109

ITEM 2. **POLICY PERIOD:**
(a) Inception Date: 7/1/2009
(b) Expiration Date:7/1/2010
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES):**
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE:**
See attached Schedule of Underlying Insurance

ITEM 5. **PREMIUM:** [redacted]

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO:**
HCC GLOBAL FINANCIAL PRODUCTS, LLC
P.O. Box 4018
Farmington, CT 06034
Attention: Claims Manager

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE:**
994-902 994-911 994-915 994-917 994-9006 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary President Authorized Representative

Date: January 29, 2010 HC-993 (04/2002)

ENDORSEMENT NUMBER: 1

PRIOR ACTS EXCLUSION

To be attached to and made a part of Policy No. 24-MG-09-A9780, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged, and notwithstanding anything in this Policy to the contrary, the Insurer will not be liable to make any payment in connection with any claim arising out of, based upon or attributable to any Wrongful Act (as defined in the Primary Policy stated in ITEM 4 of the Declarations) committed or allegedly committed prior to 8/01/08.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 2

TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)

To be attached to and made a part of Policy No. 24-MG-09-A9780, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MG-09-A9779 issued by the Insurer (or an affiliate of the Insurer).

(2) Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $8,000,000. Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3) Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 3

SERVICE OF SUIT

To be attached to and made a part of Policy No. 24-MG-09-A9780, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged it is hereby agreed and understood that pursuant to any statute of any state, territory or district of the United States which makes provision therefore, the Insurer hereby designates the Commissioner Superintendent, or Director of Insurance or other officer specified for that purpose in the statute, and his successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted in any court of competent jurisdiction by or on behalf of the Insured or any beneficiary hereunder arising out of this contract of insurance, and hereby designates The Claims Manager, HCC Global Financial Products, LLC., P.O. Box 4018, Farmington, CT 06034, as the entity to whom said officer is authorized to mail such process or a true copy thereof.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 4

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Policy No. 24-MG-09-A9780, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of Underlying Insurance on the Declarations page is amended to read as follows:

	Insurer	Policy Number	Limit of Liability
Primary	National Union Fire Insurance Company of Pittsburgh, PA	02-381-30-77	$15,000,000
1st Excess	ACE American Insurance Company	DOX G21661612 004	$10,000,000
2nd Excess	Everest Indemnity Insurance Co.	FL5FD00012	$10,000,000
3rd Excess	ICI Mutual Insurance Company	87153309B	$15,000,000
4th Excess	Endurance Specialty Insurance Ltd.	P006738004	$15,000,000
5th Excess	St. Paul Fire and Marine Insurance Co.	469PB0915	$10,000,000
6th Excess	Continental Insurance Company	287042220	$10,000,000
7th Excess	Arch Insurance Company	IAP0034320-00	$ 5,000,000 part of $15,000,000
Quota	Axis Insurance Company	MBN 727586/01/2009	$ 5,000,000 part of $15,000,000
Share	Westchester Fire Insurance Company	DOX G24580118 001	$ 5,000,000 part of $15,000,000
8th Excess	Lloyds of London	B080113012P09	$ 6,000,000 part of $50,000,000
Quota	National Casualty Company	XMO 0900021	$10,000,000 part of $50,000,000
Share	Twin City Fire Insurance Company	FI 0252161-09	$10,000,000 part of $50,000,000
	AIG Excess Liability Insurance International Limited	38236115	$ 6,000,000 part of $50,000,000
	Federal Insurance Company	81906762	$ 5,000,000 part of $50,000,000
	Catlin Specialty Insurance Company	XSP-92190-0709	$ 5,000,000 part of $50,000,000

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________________

Attorney-in-Fact

ENDORSEMENT NUMBER: 5

TREATMENT OF INSUREDS' PAYMENTS AS REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MG-09-A9780, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that:

(1) Notwithstanding anything in the Policy to the contrary:

(a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay covered loss under such policy, and if the **Insureds** actually make payment for part or all of such loss, then the Insurer will treat such payment by the **Insureds** as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of such policy's limit of liability.

(b) If an issuer of a policy of **Underlying Insurance** fails to pay covered loss under such policy for any reason other than such issuer's financial insolvency or bankruptcy, then the Insurer will treat the **Insureds'** actual payment of such loss as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of such policy's limit of liability, but only if the **Insureds:**

(i) promptly notify the Insurer that the **Insureds** intend to make such payment; and

(ii) obtain the Insurer's written consent before making such payment, which consent will not be unreasonably withheld.

(2) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (1) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance.**

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 6

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

To be attached to and made a part of Policy No. 24-MG-09-A9780, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act of 2002, as amended (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of State of the United States and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT GENERALLY PAYS 90% (85% COMMENCING IN 2007) OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS COVERED BY THE FEDERAL GOVERNMENT UNDER TRIA.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:__________________________
Attorney-in-Fact

AIG Excess Liability Insurance International Limited

AIG EXCESS LIABILITY INSURANCE INTERNATIONAL LIMITED

PREMIER EXCESS℠

EXCESS FINANCIAL LINES INSURANCE POLICY

NOTICE: THIS POLICY DOES NOT PROVIDE ANY DUTY TO DEFEND. THE COVERAGE UNDER THIS POLICY IS GENERALLY LIMITED TO CLAIMS MADE AND REPORTED DURING THE POLICY PERIOD WITH DEFENSE EXPENSES INCLUDED IN THE LIMITS OF LIABILITY. THE LIMITS OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED BY EXPENSES INCURRED FOR COVERED LEGAL DEFENSE.

NOTICE: THIS POLICY SHALL FOLLOW ALL THE TERMS AND CONDITIONS OF THE FOLLOWED POLICY EXCEPT AS HEREIN STATED. TERMS DEFINED IN THE FOLLOWED POLICY ARE USED HEREIN WITH THE MEANING ASSIGNED TO THEM IN THE FOLLOWED POLICY UNLESS OTHERWISE INDICATED.

DECLARATIONS

POLICY NO.: 38236115

ITEM 1: NAMED INSURED: Fidelity Fixed Income and Asset Allocation Funds

ADDRESS: 82 Devonshire Street, Mail Zone V6D
Boston, MA
U.S.A.

ITEM 2: POLICY PERIOD: From: July 1, 2009 To: July 1, 2010
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: US$6,000,000 Part of US$50,000,000 in the aggregate
(including Defense Costs)

EXCESS OF TOTAL UNDERLYING LIMITS OF: US$100,000,000

ITEM 4: UNDERLYING INSURANCE

Followed (Primary) Policy:

Issued By: National Union Fire Insurance Company of Pittsburgh, Pa.
Policy No.: 02-381-30-77
Limit of Liability: $15,000,000
Policy Period: July 1, 2009 to July 1, 2010
(12:01 a.m., Standard Time at the address stated in Item 1)

First Excess:

Issued By: ACE American Insurance Company
Policy No.: DOX G21661612 004
Limit of Liability: $10,000,000
Policy Period: July 1, 2009 to July 1, 2010
(12:01 a.m., Standard Time at the address stated in Item 1)

AIG Excess Liability Insurance International Limited

DECLARATIONS (cont'd)

POLICY NO.: 38236115

Second Excess:

Issued By:	Everest Indemnity Insurance Company
Policy No.:	FL5FD00012
Limit of Liability:	$10,000,000
Policy Period:	July 1, 2009 to July 1, 2010 (12:01 a.m., Standard Time at the address stated in Item 1)

Third Excess:

Issued By:	ICI Mutual Insurance Company
Policy No.:	87153309B
Limit of Liability:	$15,000,000
Policy Period:	July 1, 2009 to July 1, 2010 (12:01 a.m., Standard Time at the address stated in Item 1)

Fourth Excess:

Issued By:	Endurance Specialty Insurance Ltd.
Policy No.:	P006738004
Limit of Liability:	$15,000,000
Policy Period:	July 1, 2009 to July 1, 2010 (12:01 a.m., Standard Time at the address stated in Item 1)

Fifth Excess:

Issued By:	St Paul Fire & Marine Insurance Company
Policy No.:	469PB0915
Limit of Liability:	$10,000,000
Policy Period:	July 1, 2009 to July 1, 2010 (12:01 a.m., Standard Time at the address stated in Item 1)

Sixth Excess:

Issued By:	Continental Casualty Company
Policy No.:	287042220
Limit of Liability:	$10,000,000
Policy Period:	July 1, 2009 to July 1, 2010 (12:01 a.m., Standard Time at the address stated in Item 1)

Seventh Excess (Quota Share of $15,000,000):

Issued By:	Arch Insurance Company
Policy No.:	IAP0034320-00
Limit of Liability:	$5,000,000
Policy Period:	July 1, 2009 to July 1, 2010 (12:01 a.m., Standard Time at the address stated in Item 1)

Issued By:	Westchester Fire Insurance Company
Policy No.:	DOX G24580118 001
Limit of Liability:	$5,000,000
Policy Period:	July 1, 2009 to July 1, 2010 (12:01 a.m., Standard Time at the address stated in Item 1)

Issued By:	Axis Insurance Company
Policy No.:	MBN 727586/01/2009
Limit of Liability:	$5,000,000
Policy Period:	July 1, 2009 to July 1, 2010 (12:01 a.m., Standard Time at the address stated in Item 1)

ITEM 5: PENDING & PRIOR DATE:

ITEM 6: PREMIUM: [redacted]

AIG Excess Liability Insurance International Limited

DECLARATIONS (cont'd)

POLICY NO.: 38236115

ITEM 7: A. DISCOVERY PERIOD PREMIUM: 150% of premium set forth in Item 6 above

B. DISCOVERY PERIOD: 12 months

ITEM 8: ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

A. CLAIMS

Via e-mail to: highexcessclaims@aig.com

Via Easy-Link Fax: 866-616-8753

Via mail to: AIGDC – High Excess Claims Department
160 Water Street, 19th Floor
New York, NY 10038

B. ALL OTHER NOTICES PER SECTION II.A.1.

AIG Excess Liability Insurance International Limited
American International Building
29 Richmond Road
Pembroke HM08 Bermuda
Attn: Financial Lines Underwriting Department

ITEM 9: ENDORSEMENTS EFFECTIVE AT INCEPTION: Three (3).

624.01	Coverage Territory Endorsement
612.02	Quota Share Participation Endorsement
MANU	Tie In of Limits Endorsement

BROKER: Willis (Bermuda) Limited
The Vallis Building
58 Par-La-Ville Road
Hamilton HM11

The INSURER hereby causes this Policy to be signed on the Declarations page by a duly authorized representative of the Insurer.

Authorized Representative

January 28, 2010
Date

AIG Excess Liability Insurance International Limited

PREMIER EXCESS℠

EXCESS FINANCIAL LINES INSURANCE POLICY

In consideration of premium paid and subject to the Declarations and Endorsements made a part hereof and the terms, conditions and limitations set forth herein and therein, AIG EXCESS LIABILITY INSURANCE INTERNATIONAL LIMITED herein, the "Insurer", agrees as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured as defined in the Followed Policy (also referred to herein as the "Insured") for Loss by reason of exhaustion by payments of all applicable underlying limits by either the Underlying Insurers as specified in Item 4 of the Declarations or the Insured, subject to:

A. the terms and conditions of the Followed Policy as in effect the first day of the Policy Period;

B. the Limit of Liability as stated in Item 3 of the Declarations; and

C. the terms and conditions of, and the endorsements attached to, this Policy.

Notwithstanding the above, this Policy shall not provide coverage broader than that provided by any Underlying Insurance, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to by the Insurer herein or in a written endorsement attached hereto.

II. TERMS AND CONDITIONS

A. NOTICE AND LOSS PROVISIONS

1. Any notice required to be given by the terms of the Underlying Insurance shall be given to the Insurer at the address indicated in Item 8 of the Declarations.

2. This Policy shall follow the notice of claim provisions of the Followed Policy, except as stated otherwise herein.

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power and shall do nothing that may prejudice the Insurer's position or potential rights of recovery.

4. The Insurer shall maintain full and complete claims control as respects its portion of any claims or losses arising under this Policy. The Insurer shall have the right, in its sole discretion, but not the obligation, to effectively associate with the Insured in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer, including but not limited to effectively associating in the negotiation of a settlement. Only those settlements, stipulated judgments and defense costs which have been consented to by the Insurer shall be recoverable as Loss under the terms of this Policy. The Insurer's consent shall not be unreasonably withheld, provided that the Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim in order to reach a decision as to reasonableness.

B. REPRESENTATIONS AND WARRANTY STATEMENTS

The Insurer has issued this Policy in reliance upon the completeness and accuracy of the applications, warranty statements, any attachments thereto and any other materials submitted for this Policy and any Underlying Insurance, which shall be deemed attached hereto and made a part hereof.

C. FOLLOWING FORM

1. This Policy, except as herein stated, is subject to all terms, conditions, agreements and limitations of the Underlying Insurance in all respects as in effect on the date hereof. The Insured shall furnish to the Insurer copies of all proposed rewrites or changes by endorsement or otherwise to

AIG Excess Liability Insurance International Limited

the Underlying Insurance prior to the effective date of such rewrites or changes. The Insured agrees that should any change to the Underlying Insurance be made by rewrite, endorsement or otherwise, such change shall not be effective as to this Policy without the prior written consent of the Insurer, which consent shall be at the sole discretion of the Insurer and endorsed hereon. It is further agreed, should any change of this Policy be approved, then the premium hereon may be adjusted accordingly.

2. In the event of the depletion of the limits of liability of the Underlying Insurance solely as a result of payment of losses thereunder, by the Underlying Insurers and/or the Insured, this Policy shall, subject to the limit of liability set forth in Item 3 of the Declarations and to the other terms of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Insurance. In the event of the exhaustion of all of the limits of liability of such Underlying Insurance solely as a result of payment of losses thereunder, by the Underlying Insurers and/or the Insured, the remaining limits available under this Policy shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this Policy, continue for subsequent losses as primary insurance and any retention specified in the Followed Policy shall be imposed under this Policy.

3. The Insurer's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make any payment for any reason including, but not limited to, the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer, the cancellation of the Underlying Insurance or the existence of any State Amendatory endorsement or a sub-limit of liability in the Underlying Policy. In the event of the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer, or the cancellation of any Underlying Insurance, the Insured may pay any Losses otherwise payable under the Underlying Insurance and such payments shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Insurance. Payments made by Underlying Insurers under any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Insurance but this Policy shall not follow such amendatory endorsement or sub-limit of liability.

D. CANCELLATION OF UNDERLYING INSURANCE

The Insured shall give notice to the Insurer as soon as practicable of the cancellation of any Underlying Insurance.

In the event any Underlying Insurance shall be cancelled by the insurer thereon (other than for non-payment of premiums), this Policy shall continue in full force and effect for the remainder of the Policy Period and the Insurer shall be liable to the same extent that it would have been liable if such Underlying Insurance had remained in effect.

E. CANCELLATION CLAUSE

This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

F. ALTERNATIVE DISPUTE RESOLUTION

1. It is agreed that any dispute arising out of or in connection with this policy, including any question regarding its existence, validity or termination, shall be referred to and fully and finally resolved solely by Arbitration or Alternative Dispute Resolution (ADR).

2. This policy shall follow the terms of the applicable Followed Policy with respect to Arbitration or ADR only when said terms require the dispute to proceed either in Hamilton, Bermuda or London, England.

3. In the event the applicable Followed Policy does not provide for Arbitration or ADR in either

AIG Excess Liability Insurance International Limited

Hamilton, Bermuda or London, England, the Arbitration or ADR shall take place in either of the following venues and under the procedural laws for such Arbitration or ADR:

(a) Arbitration held in Hamilton, Bermuda under The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto, or

(b) Arbitration held in London, England under the English Arbitration Act of 1996, as may be amended and supplemented, which Act is deemed incorporated by reference hereto.

4. Where the Insured and Insurer are parties to the dispute, the Insured shall make the selection referenced in paragraph 3 above. Where the Insurer and a party deriving rights through or asserting rights on behalf of the insured are parties to the dispute, the Insurer shall make the selection referenced in paragraph 3 above.

5. The number of arbitrators shall be three.

6. Each party shall bear the costs of its own arbitrator. The remaining cost of arbitration shall be borne equally by the parties.

7. All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the internal laws of the law set forth in the applicable Followed Policy (with the exception of the procedural law of the venue selected under Clause F (2) or F (3) above), except insofar as such laws may prohibit payment hereunder in respect of punitive damages, in which event Clause I below shall be construed and enforced in accordance with the laws of Bermuda; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insured and the Insurer.

H. PENDING & PRIOR EXCLUSION

This Policy shall follow any exclusion in the Followed Policy regarding pending or prior litigation, administrative, regulatory or other proceedings, investigations, demands, suits, orders, decrees or judgments. The applicable date for determining whether any such matter is "pending or prior" for the purpose of such exclusion in this Policy shall be the Pending & Prior Date set forth in Item 5 of the Declarations.

I. PUNITIVE DAMAGES

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy. However, if in the Underlying Insurance coverage for punitive damages is solely contingent on the insurability of such damages under applicable law then this Policy shall provide coverage for punitive damages.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its authorized officer and signed on the Declarations Page by a duly authorized representative.

JWMMasters

THOMAS W. MASTERS,
Authorized Director

ENDORSEMENT NO: **1**
This endorsement, effective: July 1, 2009
(at 12:01 A.M. prevailing time at the address shown in Item 1 of the Declarations)
forms a part of Policy number: 38236115
Issued to: Fidelity Fixed Income and Asset Allocation Funds
by: **AIG Excess Liability Insurance International Limited**

COVERAGE TERRITORY ENDORSEMENT

This endorsement modifies insurance provided under this policy as follows:

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U. S. Treasury Department's Office of Foreign Assets Control ("OFAC").

All other terms, conditions and exclusions remain unchanged.

Authorized Representative

Date of Issuance: January 28, 2010
(624.01) OFAC Endorsement

ENDORSEMENT NO:	**2**
This endorsement, effective:	July 1, 2009
(at 12:01 A.M. prevailing time at the address shown in Item 1 of the Declarations)	
forms a part of Policy number:	38236115
Issued to:	Fidelity Fixed Income and Asset Allocation Funds
by:	**AIG Excess Liability Insurance International Limited**

QUOTA SHARE PARTICIPATION ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that **ITEM 3: LIMIT OF LIABILITY** of the Declarations is deleted and replaced with the following:

ITEM 3. LIMIT OF LIABILITY: US$6,000,000 quota share part of US$50,000,000 excess of US$100,000,000 aggregate for all Coverages combined (including Defense Costs).

It is further understood and agreed that Section **II. TERMS AND CONDITIONS,** clause C. FOLLOWING FORM, paragraph 2 is amended by the addition of the following:

This Policy shall pay only 12% of all covered Loss excess of US$100,000,000 subject to a maximum aggregate Limit of Liability of US$6,000,000 . The obligation of **AIG Excess Liability Insurance International Limited** to pay for Loss is several and not joint of the obligation of any other participating quota share insurer or any other insurer.

All other terms, conditions and exclusions remain unchanged.

[signature]

Authorized Representative

Date of Issuance: January 28, 2010
612.02 (Quota Share Participation)

ENDORSEMENT NO: **3**
This endorsement, effective: July 1, 2009
(at 12:01 A.M. prevailing time at the address shown in Item 1 of the Declarations)
forms a part of Policy number: 38236115
Issued to: Fidelity Fixed Income and Asset Allocation Funds
by: **AIG Excess Liability Insurance International Limited**

TIE-IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the combined Limits of Liability of the Insurer for all claims both under this Policy, and also under Policy No. 38236116 issued to **Fidelity Equity and High Income Funds** by **AIG Excess Liability Insurance International Limited**, shall be $6,000,000.

Accordingly, the Limits of Liability for Loss under this Policy shall be reduced by Loss incurred under Policy No. 38236116 because the Limits of Liability under Policy No. 38236116 are part of and not in addition to the Limits of Liability of this Policy.

Nothing in this endorsement shall be construed to increase the Insurer's Limits of Liability set for in the Declarations page of Policy No. 38236116 which shall remain the maximum liability of the Insurer for claims under such Policy, or the Insurer's Limits of Liability under this Policy as set forth in Item 3 of the Declarations, which shall remain the maximum liability of the Insurer for claims under this Policy.

It is further understood and agreed that the Insurer shall not recognize any erosion of the Underlying Limits due to Loss paid by any Underlying Insurers under such insurer's respective Underlying Policy, as a result of the operation of this Tie-In Limits Endorsement or similar Tie-In Limits endorsement of any Underlying Insurers.

All other terms, conditions and exclusions remain the same.

Authorized Representative

CHUBB

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

82 DEVONSHIRE STREET, MAILSTOP F3D
BOSTON, MA 02109

Bond Number: 81906762

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2009
to 12:01 a.m. on July 1, 2010

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $50,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $5,000,000 part of $50,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ As per the primary carrier

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa
Bond No.:	02-381-30-77
Limit	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss / $400,000 Aggregate
Bond Period:	July 1, 2009 – July 1, 2010

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

$85,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

W. Andrew Macan
Secretary

John J Degnan
President

February 24, 2010
Date

Robert Hamburger
Authorized Representative

CHUBB

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

CHUBB

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

CHUBB

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

CHUBB

Effective date of
this endorsement: July 1, 2009

FEDERAL INSURANCE COMPANY

Endorsement No.: **1**

To be attached to and form a part of Bond
Number: 81906762

Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 24, 2010

By ______________________
Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

CHUBB

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number: 81906762

NAME OF ASSURED: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

SHARED AGGREGATE LIMITS ENDORSEMENT

It is agreed that in addition to this Bond, the COMPANY has issued to the ASSURED all Policies and Bonds listed below. It is expressly acknowledged by the ASSURED that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability. Therefore, in consideration of the premium charged:

1. The COMPANY and the ASSURED agreed that the COMPANY's maximum aggregate limit of liability for all **Loss** under this Bond, and for all payments of **Loss** under all Policies and Bonds listed below, in the aggregate, shall not exceed $5,000,000.

2. It is agreed that the COMPANY shall have no obligation under this Bond to make any payment of **Loss** to the extent that the amount of such **Loss**, when added to the amount of any **Loss** paid under this Bond and any **Loss** paid under any Policies and Bonds listed below, would exceed $5,000,000. Any payment of **Loss** under any Policies and Bonds listed below shall reduce the Limits of Liability available under this Bond for the payment of any **Loss** during the BOND PERIOD.

3. If the COMPANY shall have paid **Loss** under this Bond and **Loss** under any Policies and Bonds listed below in an aggregate amount equaling $5,000,000, any and all obligations of the COMPANY under this Bond and the Policies and Bonds listed below shall be completely fulfilled and extinguished, and the COMPANY shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed below.

4. If a **Loss** is covered by this Bond and one or more of the Policies and Bonds listed below, and if more than one deductible amount applies to such **Loss**, the largest applicable deductible amount shall be the deductible amount applicable to such **Loss**.

Policy/Bond Type	Policy/Bond Number
Excess Policy	8212-0106

For the purposes of this Endorsement, **Loss** shall include **Single Loss** as defined in this Bond and any Bond or Policy listed above and **Loss** as defined in any Policy listed above.

THIS ENDORSEMENT DOES NOT INCREASE THE LIMITS OF LIABILITY, AS SET FORTH IN THE DECLARATIONS.

Name and Address of Assured:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

82 DEVONSHIRE STREET, MAILSTOP F3D
BOSTON, MA 02109

____
Signature of Assured's Representative

____
Position/Title

____
Date

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 24, 2010

By ______________________________
Authorized Representative

CHUBB

POLICYHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $[redacted]

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

EXCESS INSURANCE POLICY DECLARATIONS

CATLIN

Policy No.: XSP-92190-0709	Renewal of Policy No.: XSP-92190-0808

NOTICE: UNLESS OTHERWISE PROVIDED IN THE UNDERLYING INSURANCE, THIS POLICY SHALL ONLY APPLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. PLEASE READ THIS POLICY CAREFULLY.

INSURER	**UNDERWRITING OFFICE**	**PRODUCER**
Catlin Specialty Insurance Company 160 Greentree Drive Suite 101 Dover, DE 19904	**Catlin, Inc.** 140 Broadway, 43rd Floor New York, NY 10005	**Willis of Massachusetts, Inc.** 3 Copley Place Suite 300 Boston, MA 02116

Terms appearing in **bold** are defined in the Policy.

Item 1. **Named Insured:** Fidelity Fixed Income and Asset Allocation Funds
Principal Address: 82 Devonshire Street, V6D
Boston, MA 02109

Item 2. **Policy Period:**
From: 07/01/2009 at 12:01 a.m. (local time at the address stated in Item 1.)
To: 07/01/2010 at 12:01 a.m. (local time at the address stated in Item 1.)

Item 3. Limit of Liability: $ 5,000,000.00 Part of 50,000,000.00

Item 4. **Followed Policy:**

Insurer	Coverage(s)	Policy Number
National Union Fire Insurance Company of Pittsburgh, Pa.	Financial Institutions Bond	02-381-30-77

Item 5. Schedule of **Underlying Insurance**:

Insurer	Policy Number	Limit(s)	Excess of	Policy Period
See Attached Schedule				

Item 6. Pending or Prior Date: 08/01/2008

Item 7. Premium: $ [redacted]
Additional Premium for the Discovery Period: 150 %

Item 8. Notices to **Insurer:**	
Claims: Claim Manager – Professional Liability Catlin, Inc. 140 Broadway, 43rd Floor New York, NY 10005 E-mail: catlinclaimspl@catlin.com	All Other Notices: Underwriting Manager – Professional Liability Catlin, Inc. 140 Broadway, 43rd Floor New York, NY 10005
Item 9. Endorsements Applicable to Coverage at Inception of Policy: See Schedule of Forms and Endorsements	

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION FOR THIS POLICY, ALL MATERIALS SUBMITTED THEREWITH OR MADE A PART THEREOF AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE POLICY.

This Policy shall not be valid unless also signed by another duly authorized representative of the **Insurer.**

Countersigned: [signature]	By: [signature]
Date: 01/22/2010	Authorized Representative: John Van Decker

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SCHEDULE OF FORMS AND ENDORSEMENTS

Named Insured		
Fidelity Fixed Income and Asset Allocation Funds		
Policy Number	**Policy Period**	
XSP-92190-0709	From 07/01/2009	To 07/01/2010

Forms and Endorsements	
PLXS001 0408	Excess Liability Policy Declarations
PLXS050 0507	Excess Liability Insurance Policy
ABAP401 0807	In Witness Endorsement
PLXS300 0608	Schedule of Underlying Insurance
PLXS M058 0709	Tie In Limits Endorsement
PLXS 413 0909	Reduction or Exhaustion by Underlying Insurers and/or Insureds Endorsement
PLDO 414 0609	Quota Share Endorsement

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SCHEDULE OF UNDERLYING INSURANCE

Named Insured: Fidelity Fixed Income and Asset Allocation Funds	
Policy Number: XSP-92190-0709	**Policy Period** From: 07/01/2009 To: 07/01/2010

Item 5. Schedule of **Underlying Insurance:**

Insurer	Policy Number	Limit(s)	Excess of	Policy Period
National Union Fire Insurance Company of Pittsburgh, Pa.	02-381-30-77	$15,000,000	Retention	07/01/2009 - 07/01/2010
ACE American Insurance Company	DOX G21661612 004	$10,000,000	$15,000,000	07/01/2009 - 07/01/2010
Everest Indemnity Insurance Company	FL5FD00012	$10,000,000	$25,000,000	07/01/2009 - 07/01/2010
ICI Mutual Insurance Company	87153309B	$15,000,000	$35,000,000	07/01/2009 - 07/01/2010
Endurance Specialty Insurance Ltd.	P006738004	$15,000,000	$50,000,000	07/01/2009 - 07/01/2010
St. Paul Fire & Marine Insurance Company	469PB0915	$10,000,000	$65,000,000	07/01/2009 - 07/01/2010
Continental Insurance Company	287042220	$10,000,000	$75,000,000	07/01/2008 - 07/01/2009
Arch Insurance Company	IAP0034320-00	$5,000,000 Part of $15,000,000	$85,000,000	07/01/2009 - 07/01/2010
Westchester Fire Insurance Company	DOX G24580118 001	$5,000,000 Part of $15,000,000	$85,000,000	07/01/2009 - 07/01/2010
Axis Insurance Company	MBN 727586/01/2009	$5,000,000 Part of $15,000,000	$85,000,000	07/01/2009 - 07/01/2010

PLXS 300 0608

EXCESS INSURANCE POLICY

CATLIN

NOTICE: UNLESS OTHERWISE PROVIDED IN THE UNDERLYING INSURANCE, THIS POLICY SHALL ONLY APPLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. PLEASE READ THIS POLICY CAREFULLY.

In consideration of the payment of the premium, and in reliance upon the statements made in the **Application**, which is incorporated into this Policy and forms a part hereof, the insurer identified on the Declarations, herein called the "**Insurer**," agrees as follows:

I. Insuring Agreement

This Policy provides the **Insureds** with insurance excess of the **Underlying Insurance** for **Claims** during the **Policy Period**. Except as specifically set forth in this Policy or in any written endorsement attached to this Policy, the coverage afforded by this Policy applies in conformance with: (1) the terms, conditions, exclusions and limitations of the **Followed Policy** as they existed on the inception date of this Policy; and (2) any narrower or more restrictive terms of the other **Underlying Insurance,** to the extent the coverage of the **Followed Policy** is limited or restricted by the terms of such other **Underlying Insurance**. This Policy shall not provide coverage broader than that provided by the **Underlying Insurance** unless the **Insurer** specifically agrees to grant such broader coverage herein or by written endorsement attached to this Policy.

II. Definitions

A. "**Application**" means:

1. the application for this Policy, for the **Underlying Insurance** and for any policy of which this Policy or the **Underlying Insurance** is a direct or indirect renewal or replacement, any attachment to any such application(s), any other materials submitted with or incorporated into any such application(s) and any documents submitted in connection with the underwriting of any such policy (ies); and,
2. to the extent made by or required of the **Insureds:**

   any public documents filed prior to the inception date of this Policy by the **Named Insured** with the Securities and Exchange Commission or any similar federal, state, local or foreign regulatory body, and any other written public statement or certification required by law to be made by the chief executive officer, chief financial officer or other executive officer of the **Named Insured** regarding the accuracy, completeness or adequacy of such **Insured's** financial statements, SEC filings, or internal controls;

   whether or not such public documents, statements or certifications are furnished to the **Insurer**.

The **Insureds** agree that all warranties and representations contained in the **Application** are deemed made to the **Insurer**. The **Insureds** agree further that the **Application** is deemed attached to and incorporated into this Policy.

B. "**Claim**" has the same meaning as attributed to that term in the **Followed Policy.**
C. "**Followed Policy**" means the policy identified in Item 4. of the Declarations.
D. "**Insureds**" means any natural persons or entities extended coverage in the **Followed Policy**.
E. "**Named Insured**" means the entity identified in Item 1 of the Declarations.

F. **"Policy Period"** means the period of time from the inception date and time stated in Item 2. of the Declarations to the earlier of the expiration date and time stated in Item 2. of the Declarations or the effective date and time of the cancellation of this Policy.

G. **"Underlying Insurance"** means the **Followed Policy** and all Underlying Excess Policies identified in Item 5. of the Declarations, and **"Underlying Insurers"** means the insurers of the **Underlying Insurance.**

H. **"Underlying Limits"** means an amount equal to the aggregate of all the limits of the **Underlying Insurance** combined (excess of their retentions).

III. Limit of Liability

The Limit of Liability stated in Item 3. of the Declarations is the limit of the **Insurer's** liability for all amounts arising out of all **Claims.** The Limit of Liability for the Discovery Period (if applicable) is part of, and not in addition to, the Limit of Liability for the **Policy Period.**

IV. Reduction or Exhaustion of Underlying Insurance

A. This Policy does not provide coverage for any **Claim** not covered by the **Underlying Insurance.** Liability for any amount shall attach to the **Insurer** only after the **Underlying Insurers** shall have paid the full amount of the **Underlying Limits** and the **Insureds** shall have paid the full amount of the applicable retention amounts and any other financial obligation under the **Underlying Insurance.**

B. In the event the **Underlying Limits** are partially reduced solely due to actual payment by the **Underlying Insurers,** this Policy shall continue as excess insurance over the reduced **Underlying Limits.**

C. In the event the **Underlying Limits** are exhausted due to actual payment by the **Underlying Insurers,** this Policy shall continue in force as primary insurance; provided always that this Policy shall only pay excess of the retention or deductible amount set forth in the **Followed Policy,** which retention or deductible amount shall be applied to any subsequent **Claim** in the same manner as specified in the **Followed Policy.**

D. This Policy shall pay only in the event of reduction or exhaustion of the **Underlying Limits** as described above and shall not drop down for any reason including, but not limited to, the uncollectibility in whole or in part of the **Underlying Limits** or the existence of a sub-limit of liability in any **Underlying Insurance;** provided, however, this Policy will recognize erosion of any **Underlying Policy** due to the existence of a sub-limit. The **Insureds** expressly retain the risk that such **Underlying Insurance** is uncollectible in whole or in part, for any reason, and the **Insurer** does not in any way or under any circumstances insure or assume that risk.

E. If any **Underlying Insurance** bears an inception date prior to the inception date of this Policy, the **Insureds** shall be deemed to be self-insured for the amount of any such insurance that is exhausted or impaired by payment of amounts with respect to any **Claim** prior to the inception date of this Policy.

V. Maintenance of Underlying Insurance

A. It is a condition of this Policy that the **Underlying Insurance** shall be maintained in full effect with solvent insurers during the **Policy Period** except for any reduction or exhaustion of the aggregate limits contained therein by reason of amounts paid thereunder (as provided for in Section IV. above). Except as provided in Section X., below, failure to comply with this condition will not invalidate this Policy; however, the **Insurer** shall not be liable under this Policy to any greater extent than it would have been if there had been full compliance with this condition. If for any reason the underlying insurance is not maintained, then the **Insureds** will be deemed to be self-insured for that amount of the limit(s) of liability that were not maintained. Notwithstanding anything to the contrary in this Policy, all coverage under this Policy will be void from its inception in the event that any **Underlying Insurance** is rescinded by agreement or legal process for fraud or other material misrepresentation by the **Insured.**

B. If, during the **Policy Period** or any Discovery Period, the terms, conditions, exclusions or limitations of any **Underlying Insurance** are changed in any manner, as a condition precedent to their rights under this Policy the **Insureds** shall give to the **Insurer** written notice of the full particulars thereof, as soon as practicable, but in no event later than thirty (30) days following the effective date of such change(s). The coverage provided by this Policy shall apply in conformance with such change(s) only: (1) upon the effective date of the change(s) in the **Underlying Insurance**; and (2) if the **Insurer** agrees to follow such change(s) by written endorsement attached to this Policy, the **Named Insured** agrees to any additional premium and/or amendment of the provisions of this Policy the **Insurer** requires and the **Named Insured** pays any such additional premium when due.

VI. Exclusions

In addition to such exclusions or limitation stated in any **Underlying Insurance**, this Policy provides no coverage in connection with any **Claim** arising out of, based upon or in consequence of, directly or indirectly resulting from or in any way involving:

A. any demand, suit, proceeding or other claim, or any investigation of which any **Insured** had notice, pending on or prior to the Pending or Prior Date stated in Item 6. of the Declarations;

B. any fact, matter, circumstance, situation, transaction or event underlying or alleged in such demand, suit, proceeding, claim or investigation;

C. any other fact, matter, circumstance, situation, transaction or event which has been the subject of written notice given to any prior insurer;

regardless of the legal theory upon which such **Claim** is predicated.

VII. Notice of Claims

As a condition precedent to the obligations of the **Insurer** under this Policy, the **Insureds** shall, contemporaneously with and according to the terms of the **Followed Policy**, give written notice of any **Claim** to the **Insurer** at the address indicated in Item 8. of the Declarations.

VIII. Claim Participation

A. The **Insurer** shall have the right but not the obligation to associate with the **Insureds** in the defense, investigation and settlement of any **Claim**, even if the **Underlying Insurance** has not been exhausted. The **Insureds** shall give the **Insurer** full cooperation and such information as it may reasonably require. The failure of the **Insurer** to exercise any right under this paragraph at any point in a **Claim** shall not act as a waiver or limit the right of the **Insurer** in any manner to exercise such right at any other point in that **Claim**.

B. With respect to any **Claim** that appears reasonably likely to involve the **Insurer**, the **Insureds** shall not admit or assume any liability, make any settlement offer, enter into any settlement agreement, stipulate to any judgment or incur any amount without the prior written consent of the **Insurer**. Only those amounts to which the **Insurer** has consented shall be recoverable under this Policy, such consent not to be unreasonably withheld so long as the **Insured** did not prevent the **Insurer** from associating in the defense, investigation or settlement of such **Claim**.

IX. Discovery Clause

The **Insured** shall be entitled to a Discovery Period (or Extended Reporting Period) pursuant to the terms and conditions of the **Followed Policy**. The Discovery Period (or the Extended Reporting Period) is not available unless the **Named Insured** has elected the Discovery Period (or Extended Reporting Period) in all **Underlying Insurance.** The Additional Premium for the Discovery Period is specified in Item 7. of the Declarations and shall be fully earned at the inception of the Discovery Period. The Discovery Period is not cancellable.

X. Termination

A. This Policy shall terminate immediately upon cancellation of any **Underlying Insurance**, whether such cancellation is by the **Insureds** or an **Underlying Insurer**.

B. Notice of cancellation or non-renewal by any of the **Underlying Insurers** shall serve as notice of cancellation or non-renewal by the **Insurer**.

C. This Policy may be canceled by the **Named Insured** by mailing or delivering prior written notice to the **Insurer** or by surrender of this Policy to the **Insurer**. This Policy may also be canceled by or on behalf of the **Insurer** by delivering to the **Named Insured** or by mailing to the **Named Insured** by registered, certified or other first class mail, at the address of the **Named Insured** as stated in the Declarations, written notice stating when not less than thirty (30) days after the date of such notice the cancellation shall be effective; provided, the **Insurer** may cancel this Policy on twenty (20) days notice for nonpayment of premium due. The mailing of such notice as aforesaid shall be sufficient proof of notice.

D. If this Policy is canceled by the **Named Insured**, the **Insurer** shall retain the customary short rate proportion of the premium hereon. If this Policy is canceled by or on behalf of the **Insurer**, the **Insurer** shall retain the pro-rata proportion of the premium hereon.

XI. Notice of Material Changes

As a condition precedent to the obligations of the **Insurer** under this Policy, the **Insureds** shall give written notice to the **Insurer** at the address set forth in Item 8. of the Declarations as soon as practicable but in no event later than thirty (30) days after the **Insured** becomes aware of the following events:

A. Any **Underlying Insurance** being canceled or non-renewed or otherwise ceasing to be in effect or being uncollectible, in part or in whole;

B. Any of the **Underlying Insurers** being subject to a receivership, liquidation, dissolution, rehabilitation or any similar proceeding or being taken over by any regulatory authority;

C. Any changes to the **Underlying Insurance** by re-write, endorsement or otherwise;

D. Reduction or exhaustion of any **Underlying Insurance**; or

E. The **Named Insured** consolidating with or merging into, or selling all or a majority of its assets to any other person or entity or group of persons and/or entities acting in concert, or any person or entity or group of persons and/or entities acting in concert acquiring an amount of the outstanding securities representing more than fifty percent (50%) of the outstanding stock or other interest representing the present right to vote, designate or select a majority of the board of directors or managers of the **Named Insured**.

XII. Subrogation

a. In the event of payment under this Policy, the **Insurer** shall be subrogated to the extent of such payment to all of the rights of recovery of the **Insureds** against any person or organization. The **Insureds** shall execute and deliver all papers and instruments required and shall and do whatever else is necessary to enable the **Insurer** effectively to bring suit in their name and otherwise secure such rights. The **Insureds** shall do nothing to prejudice any such rights.

b. Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of the actual payment. The expenses incurred in obtaining any such recoveries shall be apportioned in the ratio of the respective recoveries.

XIII. Authorization

The **Insureds** agree that the **Named Insured** will act on behalf of all of the Insureds with respect to the payment or return of premium, the receipt and acceptance of any endorsements, the cancellation of the Policy, the negotiation of renewal, and the giving and receiving of any notice provided for by the terms and conditions of this Policy.

XIV. Conformity to Statute

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XV. Headings

The descriptions in the headings and any subheading of this Policy (including any titles given to any endorsement attached hereto) are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

XVI. Service of Suit

If the **Insurer** fails to pay any amount claimed to be due under this Policy, the **Insurer**, at the request of any of the **Insureds,** will submit to the jurisdiction of any court of competent jurisdiction within the United States, and will comply with all requirements necessary to give such court jurisdiction. Nothing in this Clause constitutes or should be understood to constitute a waiver of the **Insurer's** rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States.

The **Insurer** hereby designates the Superintendent, Commissioner or Director of Insurance or similar officer specified by law for that purpose, or his or her successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of any **Insured** under the Policy. Upon receipt of process lawfully served, that official may mail such process to Claim Manager- Professional Liability at the address stated at Item 8. of the Declarations.

THIS POLICY SHALL NOT BE VALID UNLESS COMPLETED BY THE ATTACHMENT HERETO OF A DECLARATION PAGE AND SIGNED BY A DULY AUTHORIZED REPRESENTATIVE OF THE **INSURER.**

IN WITNESS ENDORSEMENT

CATLIN SPECIALTY INSURANCE COMPANY

ADMINISTRATIVE OFFICE: 3340 Peachtree Road N.E.
Suite 2950
Atlanta, GA 30326

STATUTORY HOME OFFICE: 160 Greentree Drive
Suite 101
Dover, Delaware 19904

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company

Richard S. Banas
President

Steven C. Adams
Secretary

ABAP 401 0807

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE IN LIMITS ENDORSEMENT

In consideration of the payment of the premium for this Policy, it is hereby understood and agreed that the Policy is amended as follows:

> The aggregate Limit of Liability of this Policy and of Policy No.: XSP-92189-0709 issued to the **Named Insured** by the **Insurer** together shall be $5,000,000. Payment of **Loss** under this Policy shall also reduce and may exhaust the aggregate Limit of Liability under Policy No.: XSP-92189-0709.

All other terms, conditions and exclusions remain unchanged.

This endorsement changes the policy to which it is attached and is effective on the date issued unless otherwise stated.

(The information below is required only when this endorsement is issued subsequent to preparation of the policy.)

Endorsement Effective:__________ Policy No.: ________________ Endorsement No. 1

Insured: ____________________________________ Premium:__________

Insurance Company:____

Authorized Signature: __________________________

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

REDUCTION OR EXHAUSTION BY UNDERLYING INSURERS AND/OR INSUREDS ENDORSEMENT

In consideration of the payment of the premium for this Policy, it is hereby understood and agreed that the Policy is amended as follows:

Section IV. is deleted in its entirety and is replaced with the following:

IV. **Reduction or Exhaustion of Underlying Insurance**

A. This Policy does not provide coverage for any **Claim** not covered by the **Underlying Insurance**. Liability for any amount shall attach to the **Insurer** only after the full amount of the **Underlying Limits** shall have been paid by the **Underlying Insurers** and/or the **Insureds** and the **Insureds** shall have paid the full amount of the applicable retention amounts and any other financial obligation under the **Underlying Insurance**. The **Insureds** shall be deemed self-insured for the amount of the **Underlying Limits** which is not paid, for any reason, by the **Underlying Insurers**, and the **Insureds** shall pay said amount before any liability attaches to the **Insurer**. The **Insurer** reserves the right to determine coverage notwithstanding payment by the **Underlying Insurers** and/or the **Insureds** of the **Underlying Limits**.

B. In the event the **Underlying Insurers** and **Insureds** enter into a written agreement with respect to any **Claim** pursuant to which the **Underlying Insurers** pay an amount less than the remaining **Underlying Limits**, then the **Insurer** shall not be liable for a greater percentage of the loss excess of the **Underlying Limits** with respect to such **Claim** than the percentage of the remaining **Underlying Limits** paid by the **Underlying Insurers**.

C. In the event the **Underlying Limits** are partially reduced solely due to actual payment by the **Underlying Insurers** and/or the **Insureds**, this Policy shall continue as excess insurance over the reduced **Underlying Limits**.

D. In the event the **Underlying Limits** are exhausted due to actual payment by the **Underlying Insurers** and/or the **Insureds**, this Policy shall continue in force as primary insurance; provided always that this Policy shall only pay excess of the retention or deductible amount set forth in the **Followed Policy**, which retention or deductible amount shall be applied to any subsequent **Claim** in the same manner as specified in the **Followed Policy**.

E. This Policy shall pay only in the event of reduction or exhaustion of the **Underlying Limits** as described above and shall not drop down for any reason including, but not limited to, the uncollectibility in whole or in part of the **Underlying Limits**, exhaustion of underlying first-party coverage, or the existence of a sub-limit of liability in any **Underlying Insurance**; provided, however, this Policy will recognize erosion of any **Underlying Policy** due to the existence of first-party coverage or a sub-limit. The **Insureds** expressly retain the risk that such **Underlying Insurance** is uncollectible in whole or in part, for any reason, and the **Insurer** does not in any way or under any circumstances insure or assume that risk.

F. If any **Underlying Insurance** bears an inception date prior to the inception date of this Policy, the **Insureds** shall be deemed to be self-insured for the amount of any such insurance that is exhausted or impaired by payment of amounts with respect to any **Claim** prior to the inception date of this Policy.

All other terms, conditions and exclusions remain unchanged.

This endorsement changes the policy to which it is attached and is effective on the date issued unless otherwise stated.

(The information below is required only when this endorsement is issued subsequent to preparation of the policy.)

Endorsement Effective:___________ Policy No.: _______________ Endorsement No. 2

Insured: ____ Premium:___________

Insurance Company:____

Authorized Signature: ______________________________

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA-SHARE ENDORSEMENT

In consideration of the payment of the premium for this Policy, it is hereby understood and agreed that the Policy is amended as follows:

1. "**Quota-Share Insurer**" means each insurer identified in paragraph 2. below in the percentage participation identified in paragraph 2.

2. This Policy is part of a quota share participation arrangement between the **Quota-Share Insurers** and the **Insured** (the "**Program**") which provides a $ 50,000,000 Limit of Liability excess of the **Underlying Limits** and consists of the following:

Quota-Share Insurer	Policy Number	Limit of Liability	Quota-Share Insurer's Percentage Participation
Catlin Specialty Insurance Company	XSP-92190-0709	$5,000,000	10%
National Casualty Company	XMO 0900020	$10,000,000	20%
Lloyd's Underwriters	B080113012P09	$6,000,000	12%
Twin City Fire Insurance Company	00 DC 0252123 09	$10,000,000	20%
Houston Casualty Company	24-MG-09-A9779	$8,000,000	16%
Federal Insurance Company	8212-0106	$5,000,000	10%
AIG Excess Liability Insurance International Limited	38236116	$6,000,000	12%

3. Each **Quota-Share Insurer** shall be liable only for its own percentage of each covered amount, subject to its own Limit of Liability.

4. Each **Quota-Share Insurer** shall:

   a. receive notice of any claim submitted for coverage under the **Program**;
   b. make its own determination of whether any amount is covered under the **Program**; and
   c. elect whether to participate in the investigation, settlement or defense of any claim.

5. The liability of each **Quota-Share Insurer** shall be several and not joint. The failure, refusal or inability of any **Quota-Share Insurer** to pay covered amounts, including any financial inability to pay, shall not increase or otherwise affect the liability of any other **Quota-Share Insurer**. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

All other terms, conditions and exclusions remain unchanged.

This endorsement changes the policy to which it is attached and is effective on the date issued unless otherwise stated.

(The information below is required only when this endorsement is issued subsequent to preparation of the policy.)

Endorsement Effective:__________ Policy No.: __________ Endorsement No. 3

Insured: __________ Premium:__________

Insurance Company:__________

Authorized Signature: ______________________________